Mail Stop 4561

October 7, 2009

Mr. John J. Park
Chief Financial Officer
Hewitt Associates, Inc.
100 Half Day Road
Lincolnshire, IL 60069

      Re: Hewitt Associates, Inc.
              Form 10-K for the fiscal year ended September 30, 2008
              File No. 1-31351

Dear Mr. Park:

We have completed our review of the above referenced filing and have no further comments at this time.

                      Sincerely,

                      Kevin Woody
                      Branch Chief